May 30, 2025

William Rosenstadt
Chief Executive Officer
Blueport Acquisition Ltd
366 Madison Ave 3rd Floor
New York, NY 10017

       Re: Blueport Acquisition Ltd
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 16, 2025
           CIK No. 0002064177
Dear William Rosenstadt:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 6, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 16,
2025
Prospectus Summary
Limited payments to insiders, page 17

1. Please revise to disclose that you may pay your officers, directors, special advisors or initial shareholders, or any entity with which they are affiliated, a finder's fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of the business combination, as you state elsewhere.
 May 30, 2025
Page 2

Risk Factors
Our rights agreement will designate the courts of the State of New York ..., page 36

2. We acknowledge your response to prior comment 6. However, your revised disclosure is inconsistent with the rights agreement filed as Exhibit 4.4 regarding whether the exclusive forum provisions will apply to suits brought under the Securities Act. Please revise as appropriate to reconcile.
Exhibits and Financial Statement Schedules, page II-2

3.     Please revise Exhibit 10.2 for consistency with the Nasdaq Listing
Rules.
       More specifically, we note that the form trust account termination letter attached as
       Exhibit A to the Investment Management Trust Agreement filed as Exhibit
10.2 states
       that "[o]n the Consummation Date (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds . .
..
       ." However, Nasdaq Rule IM- 5101-2(a) states that "[a]t least 90% of the gross proceeds from the initial public offering . . . must be deposited in a trust account maintained by an independent trustee . . . ." It is unclear how the release of funds
       earlier than the consummation of the initial business combination would comport with this listing standard.
Signatures, page II-4

4. Please include the signature of the authorized representative in the United States.
       Refer to Instruction 1 to the Signatures section of Form S-1.
        Please contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Giovanni Caruso, Esq.